Amy J. Tawney Telephone — (304) 347-1123 Facsimile — (304) 343-3058	November 13, 2007	E-Mail Address: atawney@bowlesrice.com

Michael Fay Branch Chief United States Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 3561 Washington, DC 20549-3561	VIA FEDERAL EXPRESS

Re:	Southern Bella, Inc. Amendment No. 3 to

Registration Statement on Form SB-2 Filed July 6, 2007

File No. 333-142516

Dear Mr. Fay:

On behalf of Southern Bella, Inc. (“Southern Bella”), we hereby submit the following responses to your comment letter dated September 14, 2007.

Risk Factors, page 4

Because our management decisions are made by Viola J. Heitz

1.
We note your disclosure that you have a consulting agreement with Harriet Dupree Bradley that continues on a month to month basis until terminated by both parties. Please reconcile to the disclosure on page 2, which states that you have entered into a consulting agreement with Harriet Dupree Bradley for a term commencing on October 1, 2007, and continuing through June 30, 2008, and revise as necessary.

Answer: The risk factor has been revised to indicate that the Consulting Agreement with Harriet Dupree Bradley expires on June 30, 2008.

Michael Fay
Branch Chief
United States Securities & Exchange Commission
November 13, 2007

Management’s Discussion and Analysis, page 24

Overview

2.
Your overview discussion should be for the same periods presented in your financial statements. Please revise your discussion to provide an overview as of June 30, 2007. In this regard, it does not appear that sales increased by over 50% as of June 30, 2007, compared to the same period of the prior year.

Answer: The overview has been revised to present information as of September 30, 2007, and the percentage of sale increase has been revised to 19.83%.

Analysis of Financial Condition and Results of Operations, page 27

3.
Please provide a discussion of the results of operations for the six month period ended June 30, 2007, compared with the six month period ended June 30, 2006. As it is not appropriate under GAAP to combine predecessor with successor financial information because of the change in basis of accounting, we believe using pro forma information for the six months ended June 30, 2007, giving the impact to the acquisition of Dupree as of January 1, 2007, is appropriate in discussing the results of operations for the six month period ended June 30, 2007.

Answer: Southern Bella included a balance sheet as of September 30, 2007, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for the three months ended September 30, 2007, and the period February 22, 2007 (inception) through September 30, 2007. A discussion of the results of operations for the nine month period ended September 30, 2007, compared with the nine month period ended September 30, 2006, using pro forma information for the nine months ended September 30, 2007, giving impact to the acquisition of Dupree as of January 1, 2007, has been added.

Presentation of Financial Statements and Other Financial Information

4.
Refer to prior comment 26 of our letter dated May 29, 2007. Label all financial statements of Dupree as predecessor. In this regard, we note that fiscal 2005 and 2006 financial statements are not labeled predecessor. Please revise accordingly.

Answer: The financial statements for the years ended December 31, 2005 and 2006 have been labeled as predecessor.

Michael Fay
Branch Chief
United States Securities & Exchange Commission
November 13, 2007

Note 9: Acquisition of Dupree Catering, Inc., page 48

Note 9: Subsequent Events, page 63

5.
In the notes to both the interim and annual financial statements, please provide pro forma statement of operations data assuming the acquisition was consummated at January 1, 2006. In this regard, the pro forma data should give impact to the amortization of the customer list intangible asset recognized in recording this acquisition based on its three year estimated useful life. Please refer to the guidance in paragraphs 54-55 of SFAS 141 for the disclosures in the notes, thereto.

Answer: A table showing the pro forma statement of operations data has been added to footnote 9 to the interim and annual financial statements. The pro forma data includes the impact to the amortization of the customer list intangible in recording the acquisition based on its three year estimated useful life.

I have enclosed two black-lined copies of Amendment No. 2 to Form SB-2 and two clean copies of Amendment No. 2 to Form SB-2 and a CD containing these documents to expedite your review.

If you have any questions, please feel free to contact me.

Very truly yours,

/s/ Amy J. Tawney

Amy J. Tawney

AJT/jam
Enclosures
1935478.1
cc: Viola Heitz